Exhibit 99.1

JA Solar Announces Third Quarter 2016 Results

BEIJING, November 17, 2016— JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•                 Total shipments were 1,240.9 megawatts (“MW”), nearly all of which were modules and cells shipped to external customers. External shipments were up +10.1% y/y and up +0.9% sequentially

•                 Shipments of modules and module tolling were 1,200.0 MW, an increase of +11.8% y/y and +5.8% sequentially

•                 Shipments of cells and cell tolling were 40.9 MW, a decrease of 22.8% y/y and 57.0% sequentially

•                 Net revenue was RMB 4.2 billion ($624.3 million), an increase of +9.0% y/y and +1.2 % sequentially

•                 Gross margin was 13.8%, an decrease of 390 basis points y/y and 150 basis points sequentially

•                 Operating profit was RMB 121.4 million ($18.2 million), compared to RMB 299.1 million ($44.9 million) in the third quarter of 2015, and RMB 188.0 million ($28.2 million) in the second quarter of 2016

•                 Net income was RMB 44.1 million ($6.6 million), compared to RMB 258.6 million ($38.8 million) in the third quarter of 2015, and RMB 164.1 million ($24.6 million) in the second quarter of 2016

•                 Earnings per diluted ADS were RMB 0.86 or $0.13, compared to RMB 4.42 or $0.66 in the third quarter of 2015, and RMB 2.87 or $0.43 in the second quarter of 2016

•                 Cash and cash equivalents were RMB 2.0 billion ($298.2 million), a decrease of RMB 25.1million ($3.8 million) during the quarter

•                 Non-GAAP earnings1 per diluted ADS were RMB 0.86 or $0.13, compared to RMB 4.35 or $0.65 in the third quarter of 2015, and RMB 2.04 or $0.31 in the second quarter of 2016

Mr. Baofang Jin, Chairman and CEO of JA Solar, commented, “Third quarter results were in-line with our expectations with external shipments and revenue growing 10% and 9% year-over-year, respectively. We executed our strategy to redirect solar product sales to several stronger international markets, as shipments to the domestic market of China declined significantly after demand was pulled forward into Q2. Furthermore, our downstream strategy remains intact. We have approximately 50 MW of downstream projects under construction and intend to develop another 150 to 200 MW in the coming year.”

Mr. Jin continued, “While we anticipate more market headwinds in the near-term, we are confident that our favorable geographic exposure, prudent cost control and flexible business model will enable us to succeed. As market conditions improve, we will be positioned for strong long-term growth.”

All shipment and financial figures refer to the quarter ended September 30, 2016, unless otherwise specified. All “year over year” or “y/y” comparisons are against the quarter ended September 30, 2015. All “sequential” comparisons are against the quarter ended June 30, 2016.

Total shipments were 1,240.9 MW, exceeding the low end of the previously announced guidance range of 1,200 to 1,300 MW. External shipments of 1,240.9 MW increased 10.1% year over year and 0.9% sequentially.

External shipments breakdown by product (MW)

	2015Q3	2016Q2	2016Q3	QoQ%	YoY%
Modules and module tolling	1,073.8	1,134.2	1,200.0	5.8%	11.8%
Cells and cell tolling	53.0	95.1	40.9	-57.0%	-22.8%
Total	1,126.8	1229.3	1,240.9	0.9%	10.1%

1  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude (1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, and (2) fair value of such warrants exceeding net proceeds from the Offering.

External shipments breakdown by region (percentage)

	2015Q3	2016Q2	2016Q3	QoQ(pp)		YoY(pp)
China	53.1%	63.9%	32.0%	-31.9	pp	-21.1	pp
APAC ex-China	36.3%	12.0%	25.8%	13.8	pp	-10.5	pp
Europe	7.8%	3.7%	6.5%	2.8	pp	-1.3	pp
North America	1.0%	9.3%	13.0%	3.7	pp	12.0	pp
South America	0%	9.9%	20.2%	10.3	pp	20.2	pp
Others	1.8%	1.2%	2.5%	1.3	pp	0.7	pp

Net revenue was RMB 4.2 billion ($624.3 million), an increase of +9.0% y/y and +1.2% sequentially.

Gross profit of RMB 574.5 million ($86.1 million) decreased 15.2% y/y and 8.6% sequentially. Gross margin was 13.8%, which compares to 17.7% in the year-ago quarter, and 15.3% in the second quarter of 2016.

Total operating expenses of RMB 453.1 million ($67.9 million) were 10.9% of revenue. This compares to operating expenses of 9.9% of revenue in the year-ago quarter, and 10.7% of revenue in the second quarter of 2016.

Operating profit was RMB 121.4 million ($18.2 million), compared to RMB 299.1 million ($44.9 million) in the year-ago quarter, and RMB 188.0 million ($28.2 million) in the second quarter of 2016. Operating margin was 2.9%, compared with 7.8% in the prior year period and 4.6% in the previous quarter.

Interest expense was RMB 75.4 million ($11.3 million), compared to RMB 58.2 million ($8.7 million) in the year-ago quarter, and RMB 68.8million ($10.3 million) in the second quarter of 2016.

The change in fair value of warrant derivatives was a gain of RMB 17.0 thousand ($2.6 thousand), compared with RMB 4.4 million ($0.7 million) in the year-ago quarter, and RMB 47.4 million ($7.1 million) in the second quarter of 2016. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering, and expired on August 16, 2016.

Earnings per diluted ADS were RMB 0.86 or $0.13, compared to earnings per diluted ADS of RMB 4.42 or $0.66 in the year-ago quarter, and earnings per diluted ADS of RMB 2.87 or $0.43 in the second quarter of 2016.

Liquidity

As of September 30, 2016, the Company had cash and cash equivalents of RMB 2.0 billion ($298.2 million), and total working capital of RMB 1.5 billion ($228.8 million). Total short-term borrowings were RMB 2.9 billion ($429.0 million). Total long-term borrowings were RMB 3.1 billion ($467.8 million), of which RMB 536.3 million ($80.4 million) were due in one year.

Business Outlook

For the fourth quarter of 2016, the Company expects total cell and module shipments to be in the range of 1,200 to 1,300 MW, with essentially all being external shipments. Accordingly, full year 2016 shipments are expected to range from 4.9 GW to 5.0 GW, below the Company’s previous guidance of 5.2 GW to 5.5 GW.

Investor Conference Call / Webcast Details

JA Solar’s management will host an earnings conference call on November 17, 2016 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “JA Solar”.

A replay of the conference call may be accessed by phone at the following numbers until November 25, 2016. To access the replay, please reference the conference ID 13977699.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2016, which was RMB 6.6685 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2016, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 4.0 GW of solar power products in 2015. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Sep. 30, 2015	Jun. 30, 2016	Sep. 30, 2016	Sep. 30, 2016
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	3,819,510	4,113,592	4,162,927	624,267
Cost of sales	(3,141,961)	(3,485,300)	(3,588,469)	(538,122)
Gross profit	677,549	628,292	574,458	86,145
Selling, general and administrative expenses	(344,152)	(396,294)	(406,194)	(60,912)
Research and development expenses	(34,278)	(44,043)	(46,871)	(7,029)
Total operating expenses	(378,430)	(440,337)	(453,065)	(67,941)
Income from operations	299,119	187,955	121,393	18,204
Interest expense	(58,213)	(68,804)	(75,378)	(11,304)
Change in fair value of warrant derivatives	4,394	47,417	17	3
Other income, net	74,301	30,878	10,450	1,567
Income before income taxes	319,601	197,446	56,482	8,470
Income tax expense	(61,014)	(33,357)	(12,361)	(1,854)
Net income	258,587	164,089	44,121	6,616
Less: income/(loss) attributable to noncontrolling interest	(644)	388	(715)	(107)
Net income attributable to JA Solar Holdings	259,231	163,701	44,836	6,723

Net income per share attributable to ordinary shareholders:
Basic	0.88	0.57	0.17	0.03
Diluted	0.88	0.57	0.17	0.03

Weighted average number of shares outstanding:
Basic	242,328,656	234,290,842	234,290,842	234,290,842
Diluted	242,473,131	234,443,142	234,338,817	234,338,817

Comprehensive income
Net income	258,587	164,089	44,121	6,616
Foreign currency translation adjustments, net of tax	(32,876)	(22,068)	(3,776)	(566)
Other comprehensive loss	(32,876)	(22,068)	(3,776)	(566)
Comprehensive income	225,711	142,021	40,345	6,050
Income/(loss) attributable to noncontrolling interest	(644)	388	(715)	(107)
Comprehensive income attributable to JA Solar Holdings	226,355	141,633	41,060	6,157

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	259,231	163,701	44,836	6,723
Change in fair value of warrant derivatives	(4,394)	(47,417)	(17)	(3)
Non-GAAP net income attributable to JA Solar Holdings	254,837	116,284	44,819	6,720

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.87	0.41	0.17	0.03
Diluted	0.87	0.41	0.17	0.03

Non-GAAP weighted average number of shares outstanding:
Basic	242,328,656	234,290,842	234,290,842	234,290,842
Diluted	242,473,131	234,443,142	234,338,817	234,338,817

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 4.5 million (US$0.7 million) from the numerator of basic EPS in the third quarter of 2016.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For nine months ended
	Sep. 30, 2015	Sep. 30, 2016	Sep. 30, 2016
	RMB’000	RMB’000	USD’000

Net revenues	8,930,960	11,746,233	1,761,451
Cost of sales	(7,422,460)	(9,968,121)	(1,494,807)
Gross profit	1,508,500	1,778,112	266,644
Selling, general and administrative expenses	(796,614)	(1,114,964)	(167,199)
Research and development expenses	(107,012)	(130,513)	(19,572)
Total operating expenses	(903,626)	(1,245,477)	(186,771)
Income from operations	604,874	532,635	79,873
Interest expense	(183,364)	(211,455)	(31,710)
Change in fair value of warrant derivatives	25,596	70,882	10,629
Other income, net	82,820	57,610	8,639
Income before income taxes	529,926	449,672	67,431
Income tax expenses	(100,337)	(83,487)	(12,520)
Net income	429,589	366,185	54,911
Less: income/(loss) attributable to noncontrolling interest	(663)	990	148
Net income attributable to JA Solar Holdings	430,252	365,195	54,763

Net income per share attributable to ordinary shareholders:
Basic	1.45	1.32	0.20
Diluted	1.44	1.32	0.20

Weighted average number of shares outstanding:
Basic	246,627,317	234,290,842	234,290,842
Diluted	246,868,295	234,434,640	234,434,640

Comprehensive income
Net income	429,589	366,185	54,911
Foreign currency translation adjustments, net of tax	(30,810)	(25,984)	(3,897)
Other comprehensive loss	(30,810)	(25,984)	(3,897)
Comprehensive income	398,779	340,201	51,014
Income/(loss) attributable to noncontrolling interest	(663)	990	148
Comprehensive income attributable to JA Solar Holdings	399,442	339,211	50,866

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	430,252	365,195	54,763
Change in fair value of warrant derivatives	(25,596)	(70,882)	(10,629)
Non-GAAP net income attributable to JA Solar Holdings	404,656	294,313	44,134

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	1.36	1.06	0.16
Diluted	1.36	1.06	0.16

Non-GAAP weighted average number of shares outstanding:
Basic	246,627,317	234,290,842	234,290,842
Diluted	246,868,295	234,434,640	234,434,640

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Sep. 30,
	2015	2016	2016
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,883,294	1,988,819	298,241
Restricted cash	663,518	759,566	113,904
Accounts receivable	2,872,775	3,191,666	478,618
Notes receivable	837,711	152,461	22,863
Inventories	1,660,543	2,628,699	394,197
Advances to suppliers	473,310	274,476	41,160
Other current assets	633,354	1,178,816	176,774
Total current assets	10,024,505	10,174,503	1,525,757
Property and equipment, net	4,365,348	5,201,064	779,945
Project asset	1,028,615	2,313,280	346,897
Advances to suppliers	195,341	114,359	17,149
Prepaid land use rights	428,495	528,265	79,218
Long-term investment	55,169	66,994	10,046
Other long term assets	208,430	263,173	39,465
Total assets	16,305,903	18,661,638	2,798,477
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,194,957	2,860,456	428,950
Accounts payable	2,389,467	2,689,848	403,366
Advances from customers	691,867	475,496	71,305
Current portion of long term borrowings	238,400	536,338	80,429
Derivative liabilities-warrants	71,237	—	—
Accrued and other liabilities	1,588,885	2,086,639	312,911
Total current liabilities	7,174,813	8,648,777	1,296,961
Long-term borrowings	2,461,017	2,583,444	387,410
Other long term liabilities	752,925	1,170,290	175,495
Total liabilities	10,388,755	12,402,511	1,859,866
Total JA Solar Holdings shareholders’ equity	5,819,695	6,160,484	923,819
Noncontrolling interest	97,453	98,643	14,792
Total shareholders’ equity	5,917,148	6,259,127	938,611
Total liabilities and shareholders’ equity	16,305,903	18,661,638	2,798,477